    Exhibit 99.1

PRESS RELEASE

ASPEN APPOINTS SARAH STANFORD AS INTERIM CEO, ASPEN UK

Hamilton, Bermuda, 17 January 2024 - Aspen Insurance Holdings Limited (“Aspen”) today announces the appointment of Sarah Stanford as interim CEO, Aspen UK, effective immediately.

Sarah is currently Active Underwriter, Lloyd’s Syndicate 4711, which represents approximately 75% of Aspen’s UK business. Under her leadership, the Syndicate has seen substantial progress, reporting significant growth to £838.6 million in GWP and delivering a 75.4% COR in 2022, while becoming one of Lloyd’s best performing Syndicates of the year. In 2023, Sarah led the creation of Aspen Digital, which provides additional, digital-only follow capacity, in an industry-first partnership with Ki.

Sarah has over 25 years’ experience in the industry. She joined Aspen in 2007 and has held several senior roles, including Head of International Management Liability and Professional Lines, before being appointed Active Underwriter of Aspen’s Lloyd’s Syndicate 4711 in 2019. Before Aspen, she worked in underwriting positions at Limit MJ Harrington Syndicate 2000/QBE.

Sarah will continue to report to Mark Cloutier, Executive Chairman and Group CEO, and to be a member of the Group Executive Committee. Sarah takes over from Richard Milner, who will be leaving Aspen on 31 March to pursue other opportunities. A formal selection process is underway to confirm a permanent CEO, subject to Board and regulatory approval, which will be announced in due course. In the meantime, and in addition to her interim UK CEO responsibility, Sarah will continue in her position as Active Underwriter.

Mark Cloutier, Executive Chairman and Group CEO said: "I am pleased that Sarah is stepping in as interim UK CEO. As Active Underwriter of Syndicate 4711, Aspen’s core platform in the UK, she brings an impressive track record and credentials in the form of a robust performance, innovative progress, and a solid market reputation for the Syndicate.”

“Sarah’s interim appointment into the role showcases the depth of talent we have within our team at Aspen and the strength of our succession planning.

“I would like to thank Richard Milner for his many contributions to Aspen over the past four years and wish him well in his future endeavors."

Ends

For further information:

Media

Cecile Locurto
Vice President, Aspen Group Communications
Cecile.Locurto@aspen.co
646.352.2828

Tom Blackwell,
Managing Director, FTI Consulting
Tom.Blackwell@fticonsulting.com
+44 (0) 7747 113 919

About Aspen Insurance Holdings Limited
Aspen provides insurance and reinsurance coverage to clients in various domestic and global markets through wholly-owned operating subsidiaries in Bermuda, the United States and the United Kingdom, as well as its branch operations in Canada, Singapore and Switzerland. For the year ended December 31, 2022, Aspen reported $15.2 billion in total assets, $7.7 billion in gross reserves, $2.4 billion in total shareholders’ equity and $4.3 billion in gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A-” by Standard & Poor’s Financial Services LLC and an “A” (“Excellent”) by A.M. Best Company Inc. For more information about Aspen, please visit www.aspen.co.

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